UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Introduces Industry’s Highest-Performance, Lowest-Power Industrial LTE Gateway

AirLink® RV50X LTE-Advanced industrial gateway supports the widest range of LTE bands in its class for the most challenging industrial and off-grid IoT applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 28, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today announced availability of the high-performance AirLink® RV50X LTE-Advanced industrial gateway. Building on the success of the RV50, the RV50X is designed to connect critical infrastructure in utility, energy and smart city applications. It supports 21 LTE bands worldwide, providing high-speed connectivity across North America, Europe and Asia Pacific, while retaining the industry’s lowest power consumption. In addition, the RV50X’s LTE-Advanced carrier aggregation capabilities maintain high average data throughput, even at the cell edge or on congested cell sites.

“The RV50X is a truly global solution that supports an extensive range of LTE bands and, because of its advanced processing power, is ideal for customers that want to move intelligence to the network edge," said Jason Krause, Senior Vice President, Enterprise Solutions for Sierra Wireless. "It operates with the same ultra-low power consumption as the RV50 and can be installed directly into existing infrastructure."

For advanced edge-computing applications, the RV50X’s dual-core processor, combined with the ALEOS Application Framework (AAF), provide a powerful embedded programming environment. The application framework enables easy integration with existing equipment and sensors, and easy delivery of critical real-time data and information reliably and securely over LTE networks to the Sierra Wireless AirVantage® IoT Platform, or to other software applications and operational systems.

Industrial infrastructure is often unmanned, remote and critical to business operations. To ensure safety, security and uninterrupted operation, a remote monitoring and control system is essential for applications such as SCADA, on pipelines and in power distribution and intelligent traffic management systems. The AirLink Management Service (ALMS) provides powerful, cloud-based remote management for the RV50X, including over-the-air registration, configuration and software updates, as well as alerting and monitoring of key variables, such as signal strength, location, temperature and voltage. For customers requiring a network and device management application deployed on-premises in the enterprise data center, Sierra Wireless also offers the AirLink Mobility Manager (AMM) to remotely configure, manage and monitor RV50X gateways in the field.

The RV50X offers dual SIM support for automatic failover between carriers. It ships as a single product variant for North American and European networks and a single product variant for Asia Pacific, with support for Australia’s LTE Band 28, simplifying the ordering and inventory process and providing unmatched flexibility in managing deployments. Customers can take advantage of the best network coverage in remote areas without increasing complexity.

Visit http://www.sierrawireless.com/RV50 for more information about the AirLink RV50X gateway and the company’s solutions for the energy and industrial IoT market. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Events

Sierra Wireless will exhibit at Australian Utility Week in booth #D16, November 29-30, 2016, in Sydney, Australia featuring a demonstration of the RV50X. Click here for more information.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Sierra Wireless, the Sierra Wireless logo, “AirLink” and “AirVantage” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1-604-233 8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	November 28, 2016